Exhibit 99.1

Genetic Technologies announces Executive Management Team Changes

Melbourne, Australia, 11 July 2019:

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), advises the following changes to the Executive Management Team.

Chief Financial Officer / Chief Operating Officer / Company Secretary

The Company announces that Mr Paul Viney will cease to be Chief Financial Officer, Chief Operating Officer and Company Secretary effective 15 July 2019.  These three roles will now be segregated with focussed attention for each area as set out below.

Mr Viney will continue in an ongoing consulting capacity with the Company to ensure recent strategic momentum is maintained.

Chief Financial Officer Appointment

The Company is pleased to announce that Mr Phillip Hains has been appointed Chief Financial Officer of the Company effective 15 July 2019.  Phillip is the founder of The CFO Solution, a professional service firm focussed on the needs of listed public companies.  He has approximately 20 years’ experience in roles with a portfolio of ASX and NASDAQ listed companies.  The CFO Solution has a team of finance professionals to support the plans of the Company.

Chief Executive Officer

The Company continues its recruitment process for a Chief Executive Officer as previously announced. The Chairman and Acting Chief Executive Officer, Dr Paul Kasian will continue in that role until further notice.

New Company Secretary Appointment

The Company is pleased to announce that Mr Justyn Stedwell has been appointed Company Secretary effective 15 July 2019. Mr Stedwell is a professional Company Secretary consultant with over 10 years experience acting as a Company Secretary of ASX listed companies across a wide range of industries.  He is currently the Company Secretary of several ASX listed companies.

-ENDS-

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000